paragon

The Paragon Group of Companies PLC
St Catherine's Court Herbert Road
Solihull West Midlands B91 3QE
Tel 0121 712 2323 Fax 0121 711 1330
http://www.paragon-group.co.uk

U.S. Securities and Exchange Commission
Office of International Corporation Finance
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
USA

SUPPL


10016428

01 October 2010

Dear Ladies and Gentlemen

RE: Paragon Group of Companies PLC / SEC File No. 82-34991 Rule 12g3-2(b) Submission

This letter supplements our prior correspondence with respect to The Paragon Group of Companies PLC, a public limited company incorporated under the laws of England and Wales (the "Company").

Pursuant to Rule 12g3-2(b) (the "Rule") promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), enclosed please find one copy of each of the documents listed on the enclosed covering schedules. These cover the relevant documents produced during the period 1st August – 30th September 2010.

The Company is providing the enclosed information and documents in reliance upon (i) paragraph (b)(4) of the Rule to the effect that such information and documents are not deemed "filed" with the Commission or otherwise subject to the liabilities under Section 18 of the Act and (ii) paragraph (b)(5) of the Rule to the effect that the furnishing of such information and documents shall not constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

John G Gemmell
Group Company Secretary

Enc

10/13

finance for people



SEC File No. 82-34991

THE PARAGON GROUP OF COMPANIES PLC

Key:

"CA" means the Companies Act 1985 of Great Britain.

"CA 2006" means the Companies Act 2006 of Great Britain

"LR" means the listing rules made by the FSA as competent authority under Part IV of the FSMA; on the implementation of the EU Prospectus Directive in the UK on 1 July, 2005 these listing rules were significantly amended.

"N/A" means that the stated information was reported for general disclosure purposes and not for any specific FSA or Companies Act requirement.

"PR" means the prospectus rules made by the FSA as competent authority under Part IV of the FSMA.

"DTR" means the Disclosure and Transparency Rules made by the FSA as competent authority under Part IV of the FSMA.

"CCTM" means the City Code on Takeovers and Mergers, issued by The Panel on Takeovers and Mergers, the designated supervisory authority pursuant to the Directive on Takeover Bids (2004/25/EC).

Document	Date Distributed	Required Distribution Date	Source of Requirement
1. Regulatory Announcement – Blocklisting Interim Review	13 September 2010	13 September 2010	DTR3.1.4
2. Regulatory Announcement – Holding(s) in Company	20 September 2010	17 September 2010	DTR5.8.12
3. Regulatory Announcement – Holding(s) in Company	22 September 2010	24 September 2010	DTR5.8.12
4. Regulatory Announcement – Holding(s) in Company	22 September 2010	24 September 2010	DTR5.8.12
5. Regulatory Announcement – Paragon signs new warehouse funding facility	28 September 2010	28 September 2010	DTR2.2.9

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Blocklisting Interim Review
Released	09:31 13-Sep-2010
Number	5559S09

RNS Number : 5559S
Paragon Group Of Companies PLC
13 September 2010

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY AND PROVIDED TO AN *RIS*.

Date: 13 September 2010

Name of *applicant*:		The Paragon Group of Companies PLC		
Name of scheme:		The Paragon 2000 Executive Share Option Scheme		
Period of return:	From:	12/03/2010	To:	11/09/2010
Balance of unallotted securities under scheme(s) from previous return:		17,000 Ordinary Shares of £1 each		
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0 Ordinary Shares of £1 each		
Less: Number of *securities* issued/allotted under scheme(s) during period (see LR3.5.7G):		0 Ordinary Shares of £1 each		
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		0 Ordinary Shares of £1 each (due to all remaining options under the scheme having lapsed).		

Name of contact:	Mr John G. Gemmell Group Company Secretary
Telephone number of contact:	0121 712 2075

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Holding(s) in Company
Released	10:06 20-Sep-2010
Number	9504S10

RNS Number : 9504S
Paragon Group Of Companies PLC
20 September 2010

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES[i]

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: [ii]	The Paragon Group of Companies PLC GB00B2NGPM57
2 Reason for the notification (please tick the appropriate box or boxes):	
An acquisition or disposal of voting rights	X
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments	
An event changing the breakdown of voting rights	
Other (please specify):	
3. Full name of person(s) subject to the notification obligation: [iii]	Norges Bank
4. Full name of shareholder(s) (if different from 3.): [iv]	N/A
5. Date of the transaction and date on which the threshold is crossed or reached: [v]	16 September 2010
6. Date on which issuer notified:	17 September 2010
7. Threshold(s) that is/are crossed or reached: [vi, vii]	4%

8. Notified details:							
A: Voting rights attached to shares viii, ix							
Class/type of shares if possible using the ISIN CODE	**Situation previous to the triggering transaction**		**Resulting situation after the triggering transaction**				
	Number of Shares	**Number of Voting Rights**	**Number of shares**	**Number of voting rights**		**% of voting rights** x	
			Direct	**Direct** xi	**Indirect** xii	**Direct**	**Indirect**
GB00B2NGPM57	11,815,223	11,815,223	12,065,223	12,065,223		4.04%	

B: Qualifying Financial Instruments				
Resulting situation after the triggering transaction				
Type of financial instrument	**Expiration date** xiii	**Exercise/ Conversion Period** xiv	**Number of voting rights that may be acquired if the instrument is exercised/ converted.**	**% of voting rights**
N/A	N/A	N/A	N/A	N/A

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments xv, xvi						
Resulting situation after the triggering transaction						
Type of financial instrument	**Exercise price**	**Expiration date** xvii	**Exercise/ Conversion period** xviii	**Number of voting rights instrument refers to**	**% of voting rights** xix, xx	
					Nominal	**Delta**
N/A	N/A	N/A	N/A	N/A	N/A	N/A

Total (A+B+C)	
Number of voting rights	**Percentage of voting rights**
12,065,223	4.04%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: [xxi]
N/A

Proxy Voting:	
10. Name of the proxy holder:	Norges Bank
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	None
14. Contact name:	John G Gemmell, Group Company Secretary
15. Contact telephone number:	0121 712 2075

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Holding(s) in Company
Released	16:09 22-Sep-2010
Number	1394T16

RNS Number : 1394T
Paragon Group Of Companies PLC
22 September 2010

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES[i]

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: [ii]	The Paragon Group of Companies PLC GB00B2NGPM57
2 Reason for the notification (please tick the appropriate box or boxes):	
An acquisition or disposal of voting rights	X
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments	
An event changing the breakdown of voting rights	
Other (please specify):	

3. Full name of person(s) subject to the notification obligation: [iii]	Norges Bank
4. Full name of shareholder(s) (if different from 3.):[iv]	N/A
5. Date of the transaction and date on which the threshold is crossed or reached: [v]	20 September 2010
6. Date on which issuer notified:	22 September 2010
7. Threshold(s) that is/are crossed or reached: [vi, vii]	4%

8. Notified details:

A: Voting rights attached to shares [viii, ix]

Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights [x]	
			Direct	Direct [xi]	Indirect [xii]	Direct	Indirect
GB00B2NGPM57	11,985,304	11,985,304	11,919,308	11,919,308		3.99%	

B: Qualifying Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date [xiii]	Exercise/ Conversion Period [xiv]	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
N/A	N/A	N/A	N/A	N/A

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments [xv, xvi]

Resulting situation after the triggering transaction

Type of financial instrument	Exercise price	Expiration date [xvii]	Exercise/ Conversion period [xviii]	Number of voting rights instrument refers to	% of voting rights [xix, xx]	
					Nominal	Delta
N/A	N/A	N/A	N/A	N/A	N/A	N/A

Total (A+B+C)

Number of voting rights	Percentage of voting rights
11,919,308	3.99%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: [xxi]
N/A

Proxy Voting:	
10. Name of the proxy holder:	Norges Bank
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	None
14. Contact name:	John G. Gemmell, Group Company Secretary
15. Contact telephone number:	0121 712 2075

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Holding(s) in Company
Released	16:23 22-Sep-2010
Number	1411T16

RNS Number : 1411T
Paragon Group Of Companies PLC
22 September 2010

TR-1: NOTIFICATIONS OF MAJOR INTERESTS IN SHARES

1: Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	The Paragon Group of Companies PLC

2: Reason for notification (yes/no)	
An acquisition or disposal of voting rights	yes
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	no
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments	no
An event changing the breakdown of voting rights	no
Other (please specify):	no

3. Full name of person(s) subject to the notification obligation:	Standard Life Investments Ltd
4. Full name of shareholder(s) (if different from 3.):	Vidacos Nominees
5. Date of the transaction (and date on which the threshold is crossed or reached):	21 September 2010
6. Date on which issuer notified:	22 September 2010
7. Threshold(s) that is/are crossed or reached:	10%

8: Notified Details	
A: Voting rights attached to shares	
Class/type of share If possible use ISIN code	GB00B2NGPM57
Situation previous to the triggering transaction	
Number of shares	Number of voting rights
29,533,149	29,533,149

Resulting situation after the triggering transaction				
Number of shares	Number of voting rights		Percentage of voting rights	
	Direct	Indirect	Direct	Indirect
29,945,796	20,090,669	9,855,127	6.724%	3.298%

B: Qualifying Financial Instruments				
Resulting situation after the triggering transaction				
Type of financial instrument	Expiration date	Exercise/ conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/converted)	Percentage of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments						
Resulting situation after the triggering transaction						
Type of financial instrument	Exercise price	Expiration date	Exercise/ Conversion period	Number of voting rights instrument refers to	% of voting rights	
					Nominal	Delta

Total (A+B+C)	
Number of voting rights	Percentage of voting rights
29,945,796	10.023%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Proxy Voting:	
10. Name of the proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	
14. Contact name:	John G. Gemmell, Group Company Secretary
15. Contact telephone number:	0121 712 2075

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Paragon signs new warehouse funding facility
Released	07:00 28-Sep-2010
Number	4092T07

RNS Number : 4092T
Paragon Group Of Companies PLC
28 September 2010

RNS ANNOUNCEMENT

28 September 2010

THE PARAGON GROUP OF COMPANIES PLC

Paragon signs new warehouse funding facility

The Board of Directors of The Paragon Group of Companies PLC ("PGC") is pleased to announce the signing of a new mortgage warehouse, a £200 million senior secured loan facility, provided by Macquarie Bank. As a consequence, the Group will recommence new buy-to-let lending with immediate effect.

The facility, to be rated by Fitch Ratings, will be available for a four year term to Paragon Fourth Funding Limited, a 100% owned subsidiary of PGC and interest will be charged on the amount drawn at one month LIBOR plus 2.875%. The Group's intention will be to use the facility to warehouse loans prior to arranging term funding in the mortgage backed securitisation markets, where the Group has considerable experience stretching back over 20 years. Consequently, the facility is structured to permit drawings and re-drawings in its first two years.

The facility will allow the Group to recommence lending to the private rented sector, a segment of the UK housing market that has seen considerable expansion in recent years and in which the Group has been a major participant. Demand from tenants for rental properties in the UK has been strong and is expected to remain buoyant going forward.

During the eleven months to 31 August 2010, £231.1 million of the Group's buy-to-let loan book has redeemed and the new revolving facility provides the basis for the

origination of new buy-to-let loans and a return to balance sheet growth.

The acquisition of loan portfolios and loan servicing of third party clients will remain a core part of the strategy going forward.

Trading update

The Group's trading performance during the eleven months to 31 August 2010 has been strong, consistent with the trends outlined in the Interim Management Statement dated 29 July 2010. The number of accounts in arrears across the portfolio has continued to fall and buy-to-let accounts more than three months in arrears have reduced to 0.86% of the book and remain significantly below buy-to-let market peers and also the wider mortgage market. Redemption rates have remained low.

As a result of this strong trading performance, the Board expects Group operating profits (before exceptional and fair value items) for the year to 30 September 2010 to be above the current market consensus forecast (£58.2m), around the upper end of analysts' current expectations (range £40.5 million to £65.0 million). In addition, as previously disclosed, pre-tax profits will include an exceptional profit of £5.7 million on the purchase of Group securitised bonds.

For more information please contact:

Nigel S Terrington Chief Executive 0121 712 2024
Nicholas Keen Finance Director 0121 712 2000
Andy Berry Fishburn Hedges 020 7544 3044 /
0776 737 4421

This information is provided by RNS
The company news service from the London Stock Exchange

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